

November 8, 2010

Via U.S. Mail and Facsimile

Samuel L. Erwin
Chief Executive Officer
Palmetto Bancshares, Inc.
306 East North Street
Greenville, SC 29601

>   **Re: Palmetto Bancshares, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 8, 2010**
>   **File No. 333-169840**

Dear Mr. Erwin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 8, 2010

Prospectus Cover Page

1. We note that there is no public trading market for your common stock. As such, it is not appropriate to offer and sell the shares at prevailing market prices. Please revise to conform to the following:

>   The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Revise throughout the prospectus accordingly, including in the plan of distribution section.

Selling Shareholders, page 19

2. We note that you have not included a number of shares in the column titled "Beneficially Owned Prior to the Sale of all Shares covered by this Prospectus." Please revise to disclose the number of shares beneficially owned prior to the offering.

Incorporation of Certain Documents by Reference, page 30

3. Please update the incorporation by reference section to include all reports filed since the filing date of the registration statement that are required to be incorporated by reference. Also, revise to incorporate by reference the definitive proxy statement filed April 30, 2010. Refer to Item 12(a)(2) of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc: Neil E. Grayson
      John M. Jennings
        Nelson Mullins Riley & Scarborough LLP